SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Receives IOSA Registration

IATA’s Safety Certificate Paves the Way for New Code-Share Agreements

São Paulo, August 18, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, has been awarded IOSA (IATA Operational Safety Audit) registration from IATA (International Air Transport Association), recognized as the global standard for assessing airlines’ operational safety and controls.

Receiving the registration underlines the Company’s excellent operational safety standards and increases the potential for a series of commercial opportunities, such as signing new code-share agreements with foreign airlines that operate intercontinental flights to Brazil or South America.

“New code-share agreements will provide GOL with a larger intercontinental feeder network, increasing the number of passengers with direct, convenient access to its extensive South American network. These agreements will also benefit the more than six million registered SMILES participants, who will now have the option to use their accrued miles on other airlines to visit destinations around the world,” said Constantino de Oliveira Júnior, GOL’s CEO.

“In addition to international recognition, IOSA certification will allow GOL to consolidate its operational safety audit procedures, streamlining the process to make it more efficient while also optimizing operating costs,” added Captain Fernando Rockert de Magalhães, the Company’s vice-president - technical.

CONTACT:
Investor Relations
Leonardo Pereira - CFO and IRO
Rodrigo Alves – Head of IR
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLinvest

Corporate Communication
Phone.: (55 11) 2128-4413
comcorp@golnaweb.com.br

Media Relations
FSB Comunicações (Brazil)
Carolina Stefanini e Érica Arruda
Phone.: (55 11) 3061-9596
             (55 11) 2128-4420
carolina.stefanini@fsb.com.br or
erica.arruda@fsb.com.br

Edelman (U.S and Europe):
M. Smith e N. Dean
Phone.: +1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com
About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and nine major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.